SECORE & WALLER, L.L.P.
ATTORNEYS AND COUNSELORS
FOUR FOREST
12222 MERIT DRIVE, SUITE 1350
DALLAS, TEXAS 75251
(972) 776-0200
TELECOPIER (972) 776-0240
ALICE A. WATERS	www.secorewaller.com	amy@secorewaller.com
April 16, 2008
Ms. Karen J. Garnett
Assistant Director
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Proinvest Realty Fund, LLC Amendment No. 4 to Form S-11 Filed on April 16, 2008 File No. 333-144134
Dear Ms. Garnett:
     Thank you for your final comment on April 15, 2008. We amended the Registration Statement in response to your comment, and Amendment No. 4 was filed electronically today. Our response is set forth below.
1.	Please add the undertaking required by Rule 512(a)(6).
     Response: We have included the required undertaking under Item 37(e) of Part II to the Registration Statement.
     We look forward to hearing from you shortly. If you have additional comments, please contact me as soon as possible.
Sincerely,
Alice A. Waters
Enclosures
cc:    Proinvest Realty Fund, LLC